UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)




             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (Amendment No.            )(1)


                          CALDERA INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  801833 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [X]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G-07/99)

CUSIP No. 801833 10 4                 13G                    Page 2  of  6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


The Canopy Group, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


Utah
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          27,857,307 shares of Issuer's Common Stock.
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            27,857,307 shares of Issuer's Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


27,857,307 shares of Issuer's Common Stock
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


70%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 801833 10 4                 13G                    Page 3  of  6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


Ralph J. Yarro
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


United States of America
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           700 Shares of Issuer's Common Stock
                    Options to purchase 94,874 shares of Issuer's Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          27,857,307 shares of Issuer's Common Stock.
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            27,857,307 shares of Issuer's Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Shared power over 27,857,307 shares of Issuer's Common Stock, and sole voting and dispositive power over 700 shares of Issuer's Common Stock and options to purchase 94,874 shares of Issuer's Common Stock

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


70.4%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  801833 10 4                  13G                  Page 4  of  6 Pages

________________________________________________________________________________
Item 1(a).  Name of Issuer:

Caldera International, Inc.
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:


240 West Center Street
Orem, Utah 84057
________________________________________________________________________________
Item 2(a).  Name of Person Filing:

     (a) This statement is being filed by The Canopy Group, Inc., a Utah corporation ("Canopy") and Ralph J. Yarro ("Mr. Yarro," and together with Canopy the "Reporting Persons"). Mr. Yarro serves as a director and President of Canopy. Mr. Yarro is a resident of the United States.

     Mr. Yarro also owns a significant amount of voting stock of Canopy. With respect to Mr. Yarro, this statement relates primarily to his indirect beneficial ownership of Issuer's Common Stock. The shares of Issuer's Common Stock reported herein have been acquired by Canopy or are beneficially owned by Canopy, except that Mr. Yarro is the owner of 700 shares of Issuer's Common Stock and is deemed a beneficial owner of 94,874 shares of Issuer's Common Stock that he is (or will be within 60 days of the date of this filing) entitled to purchase pursuant to options granted by the Company in consideration of Mr. Yarro's service on Issuer's Board of Directors. Management of the business affairs of Canopy, including decisions respecting disposition and voting of the shares of Issuer's Common Stock reported herein, resides with the executive officers and directors of Canopy.

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

      The Reporting Persons' business address is:

        333 South 520 West, Suite 300,
        Lindon, Utah 84042.

________________________________________________________________________________
Item 2(c).  Citizenship:

Canopy is a Utah corporation, and Mr. Yarro is a citizen of the United States of America.
________________________________________________________________________________
Item 2(d). Title of Class of Securities:

Common Stock
________________________________________________________________________________
Item 2(e).  CUSIP Number:

278717103
________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: NA

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [_]




CUSIP No.    801833 10 4              13G                    Page  5  of 6 Pages

________________________________________________________________________________
Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 27,857,307 shares beneficially owned by each of Canopy, and 27,952,881 shares beneficially owned by Mr. Yarro


     (b)  Percent of class: approximately 70%


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

                                Canopy Group: 0
                               Mr. Yarro: 95,574,


          (ii)  Shared power to vote or to direct the vote:  27,857,307,


          (iii) Sole power to dispose or to direct the disposition of

                                 Canopy Group: 0
                               Mr. Yarro: 95,574,

          (iv)  Shared power to dispose or to direct the disposition of:

                                   27,857,307

________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.


                                 Not Applicable

________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


                                 Not Applicable
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


                                 Not Applicable
________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.


                                 Not Applicable
________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.


                                 Not Applicable
________________________________________________________________________________
Item 10.  Certifications.

                                 Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ----------------------------------------
                                                        (Date)

                                        THE CANOPY GROUP, INC.,



                                        By:    /s/ Ralph J. Yarro
                                        ----------------------------------------
                                            Ralph J. Yarro, President



                                               /s/ Ralph J. Yarro
                                         ---------------------------------------
                                             Ralph J. Yarro





Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

         The  undersigned   hereby  agree  to  jointly  prepare  and  file  with
regulatory  authorities  a  Schedule  13G  and  any  future  amendments  thereto reporting each of the undersigned's ownership of securities of Caldera International, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

         IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of this ___ day of March, 2001.

                              THE CANOPY GROUP, INC.



                              By:  /s/ Ralph J. Yarro
                                  ------------------------------
                                   Ralph J. Yarro, President




                                  /s/ Ralph J. Yarro
                                 -------------------------------
                                  Ralph J. Yarro